Exhibit 99.2

ASSIGNMENT, NOVATION AND AMENDMENT AGREEMENT
AND CONSENT

THIS ASSIGNMENT, NOVATION AND AMENDMENT AGREEMENTAND CONSENT made as of the 1st day of May, 2007,

AMONG:

LORUS THERAPEUTICS INC., a corporation continued under the laws of Canada (“Lorus”)

- and -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of the Province of Ontario (“GeneSense”)

- and -

6650309 CANADA INC., a corporation incorporated under the laws of Canada (the “Assignee”)

- and -

THE ERIN MILLS INVESTMENT CORPORATION, a corporation incorporated under the laws of the Province of Ontario (“TEMIC”)

WHEREAS Lorus, TEMIC and GeneSense (a wholly owned subsidiary of Lorus) entered into a subscription agreement dated as of October 6, 2004 (the “Subscription Agreement”) providing for, among other things, the issuance by Lorus of the Convertible Debentures to TEMIC (the Subscription Agreement and the Convertible Debentures collectively referred to herein as the “Debenture Documents”);

AND WHEREAS the Initial Debenture was issued on October 6, 2004 and the Mandatory Debentures were issued on January 14, 2005 and April 15, 2005, respectively;

AND WHEREAS as security for the Convertible Debentures, Lorus and TEMIC entered into a share pledge agreement dated as of October 6, 2004 (the “Share Pledge Agreement”) to secure the payment, performance and satisfaction of Lorus’ obligations under the Convertible Debentures;

AND WHEREAS as additional security for the Convertible Debentures, GeneSense granted a security interest pursuant to a general security agreement dated as of October 6, 2004 (the “GSA”) in favour of TEMIC in the Collateral to secure the Obligations (as both terms are defined in the GSA) and guaranteed, pursuant to a guarantee and indemnity dated as of October 6, 2004 (the “Guarantee”) the Guaranteed Obligations (as defined in the Guarantee) in favour of TEMIC (the GSA and the Guarantee collectively referred to herein as the “Security Documents”);

AND WHEREAS Lorus proposes to enter into a corporate reorganization transaction to be completed by way of plan of arrangement (the “Arrangement”) under the CanadaBusiness Corporations Act pursuant to which Lorus will transfer substantially all of its assets, including its antisense patent assets, to a new corporate entity, which will carry on the same business that Lorus carried on prior to the completion of the Arrangement;

AND WHEREAS Lorus wishes to transfer, assign and convey all of its right, title interest and estate in and to the Debenture Documents and the Share Pledge Agreement to the Assignee and the Assignee wishes to accept such transfer, assignment and conveyance and assume all obligations and responsibilities of Lorus with respect to the Debenture Documents and the Share Pledge Agreement, all as hereinafter provided;

AND WHEREAS the Arrangement provides that Lorus shall issue to the Assignee a demand non-interest bearing promissory note for the amount owing under the Convertible Debentures as consideration for the Assignment (as defined in Article 3 below);

AND WHEREAS the Debenture Documents provide that Lorus may assign such documents as part of a merger, acquisition, reorganization or sale of all or substantially all of its assets without consent from TEMIC, provided that the Assignee agrees to be bound by the terms of the Debenture Documents and provides not less than 15 days’ written notice of such agreement to TEMIC and the security granted by the Convertible Debentures is not impaired in any way;

AND WHEREAS the assignment and novation of the Debenture Documents requires the amendment of the Security Documents;

AND WHEREAS the parties hereto wish to confirm that the assignment and novation of the Debenture Documents and the amendment of the Security Documents shall automatically become effective contemporaneously with the effective time of the Arrangement (the “Effective Time”);

NOW THEREFORE in consideration of the premises hereto, the mutual covenants and agreements herein set forth and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties hereby agree as follows:

ARTICLE 1 - NOTICE

(1)           Lorus hereby gives written notice to TEMIC of the Arrangement as required pursuant to the terms of the Debenture Documents.

ARTICLE 2 - EFFECTIVE TIME

(1)           Each of the parties hereby irrevocably acknowledge and agree that each of the provisions in Article 3 and Article 4 hereof shall automatically become effective at the Effective Time without any further act or instrument, provided that, if the Effective Time does not occur within ninety days from the date hereof, this assignment, novation and amendment agreement and consent (the “Agreement”) shall terminate and be of no further force and effect.

ARTICLE 3 - ASSIGNMENT AND NOVATION

(1)           Lorus hereby unconditionally and irrevocably transfers, assigns and conveys to the Assignee, and the Assignee hereby accepts the transfer, assignment and conveyance from Lorus of all of Lorus’ right, title, interest and estate in and to the Debenture Documents and the Share Pledge Agreement effective as of the Effective Time (the “Assignment”).

(2)           The Assignee hereby unconditionally and irrevocably accepts the Assignment and replaces Lorus, for all intents and purposes, from and after the Effective Time, as a party to the Debenture Documents and the Share Pledge Agreement and in consideration of the consent and cooperation of TEMIC, further acknowledges itself indebted to TEMIC in the place of and in substitution for Lorus for the full principal amount together with any accrued but unpaid interest owing under the Debenture Documents.  The Assignee further acknowledges and agrees with TEMIC that from and after the Effective Time, TEMIC shall be entitled to hold and enforce all of the rights and benefits of TEMIC under the Debenture Documents and the Share Pledge Agreement as against the Assignee, and the Debenture Documents and Share Pledge Agreement shall continue in force with the Assignee substituted as a party in the name, place and stead of Lorus.  The parties hereto agree that as a result of the foregoing, TEMIC shall have a first priority security interest in the assets and undertaking of the Assignee.

(3)           The Assignee covenants with Lorus and TEMIC that it unconditionally and irrevocably assumes and is bound by, and agrees to observe and perform all the terms, obligations and provisions to be observed and performed by Lorus under the Debenture Documents and the Share Pledge Agreement from and after the Effective Time.

(4)           Lorus shall be unconditionally and irrevocably released and discharged from the observance and performance of the terms, obligations and provisions that arise or accrue under the Debenture Documents and the Share Pledge Agreement from and after the Effective Time.

(5)           In consideration for the Assignee’s assumption of Lorus’ obligations under the Debenture Documents, Lorus will pay the Assignee an amount equal to the amount owing by Lorus under the Convertible Debentures (the “Debt Amount”) by issuing to the Assignee a promissory note, repayable on demand without interest, for an amount equal to the Debt Amount at the Effective Time.

(6)           From and after the Effective Time, TEMIC:

(a)	consents to the Assignment, and accepts the Assignee as a party to the Debenture Documents and the Share Pledge Agreement in the name, place and stead of Lorus;

(b)
covenants and agrees that, from and after the Effective Time, the Assignee shall be entitled to hold and enforce all of the rights and benefits of Lorus under the Debenture Documents and the Share Pledge Agreement, and the Debenture Documents and Share Pledge Agreement shall continue in force with the Assignee substituted as a party in the name, place and stead of Lorus; and

(c)	releases and discharges Lorus from the observance and performance of all terms and covenants of the Debenture Documents and the Share Pledge Agreement and all obligations and liabilities.

(7)           From and after the Effective Time, Lorus releases and discharges TEMIC from all actions, causes of actions, liabilities, claims and demands whatsoever that Lorus ever had, now has or may hereafter have for or by reason of or in any way arising out of the Debenture Documents and the Share Pledge Agreement.

ARTICLE 4 - AMENDMENT

(1)           GeneSense and TEMIC hereby agree to amend the Security Documents as follows:

(a)	All references to “Lorus Therapeutics Inc.” and “Lorus” in the GSA shall mean a reference to the Assignee, except to the extent the context requires otherwise.

(b)	All references to the terms “Lorus Therapeutics Inc.” and “Borrower” in the Guarantee shall mean a reference to the Assignee, except to the extent the context requires otherwise.

(2)           Except as specifically stated herein, the Security Documents shall continue in full force and effect in accordance with the provisions thereof.  After this Agreement becomes effective as provided herein, any reference to the Security Documents shall refer to the Security Documents as amended hereby.

ARTICLE 5 - CONSENT

(1)           TEMIC hereby irrevocably and unconditionally consents to the Arrangement (a copy of the plan of arrangement having been received by TEMIC), including any and all steps that may be required to effect the Arrangement, including as may be amended, modified or supplemented from time to time.

ARTICLE 6 - CONDITIONS

(1)           The respective obligations of the parties hereunder are subject to the following conditions being met:

(a)	the successful completion of the Arrangement; and

(b)
any approvals required (including shareholder approval) or exemptions from Canadian Securities Legislation (as defined in National Instrument 14-101 - Definitions of the Canadian Securities Administrators) shall have been obtained and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation.

ARTICLE 7 - EXPENSES

(1)           The reasonable fees of TEMIC’s legal counsel in connection with the transaction set out in this Agreement shall be borne by the Assignee, whether or not the transactions contemplated by this Agreement shall be completed.

ARTICLE 8 - GENERAL

(1)           Each of the parties severally covenants and agrees that it will, from time to time, and at all times hereafter, at the request of the requesting party, execute and deliver all such further documents and instruments and do and perform all such further acts and things (including the execution and delivery by the Assignee of any additional or replacement security documents requested by TEMIC and the delivery of legal opinions customary for transactions of this type) as may be reasonably required for the purpose of giving effect to the terms of this Agreement.

(2)           This Agreement may be executed in as many counterparts as are necessary and by facsimile and such counterparts together shall constitute one agreement.

(3)           This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

(4)           This Agreement shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(5)           In the event that any one or more of the provisions contained in this Agreement shall for any reason be determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any of the parties.

(6)           No modification, supplement or amendment to this agreement will be binding unless made in writing and duly executed by all of the parties hereto.

(7)           Capitalised terms used in this Agreement shall, unless otherwise defined in this Agreement, have the same meanings herein as in the Subscription Agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

LORUS THERAPEUTICS INC.

Per:	“Aiping Young”
Name: Aiping Young Title: President and Chief Executive Officer

GENESENSE TECHNOLOGIES INC.

Per:	“Aiping Young”
Name: Aiping Young Title: Director

6650309 CANADA INC.

Per:	“Aiping Young”
Name: Aiping Young Title: President and Chief Executive Officer

THE ERIN MILLS INVESTMENT CORPORATION

Per:	“Gerry C. Quinn”
Name: Gerry C. Quinn Title: President